NEWS RELEASE
TSX: ELD NYSE: EGO	September 28, 2017

Q3 2017 Financial and Operational Results Release Date and Conference Call

VANCOUVER, BC – Eldorado Gold Corporation will release its Q3 2017 Financial and Operational Results after the market closes on Thursday October 26, 2017 and will host a conference call on Friday, October 27, 2017 at 11:30am ET (8:30am PT). The call will be webcast and can be accessed at Eldorado Gold’s website: www.eldoradogold.com

Conference Call Details		Replay (available until Nov 10, 2017)

Date:	Friday October 27, 2017	Toronto:	416 849 0833
Time:	8:30 am PT (11:30 am ET)	Toll Free:	1 855 859 2056
Dial in:	647 427 7450	Pass code:	930 298 43
Toll free:	1 888 231 8191

About Eldorado Gold

Eldorado is a leading mid-tier gold producer with mining, development and exploration operations in Turkey, Greece, Romania, Serbia, Brazil and Canada. The Company’s success to date is based on a highly skilled workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with the communities where we operate. Eldorado’s common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contact

Krista Muhr, Vice President Investor Relations & Corporate Communications

Eldorado Gold Corporation

604 687 4018 or 1 888 353 8166

kristam@eldoradogold.com

www.eldoradogold.com